Contact

www.linkedin.com/in/ani-mehta-5b46106 (LinkedIn)
www.indiangolfleague.net (Company)

Top Skills

Financial Modeling
Valuation
Investments

Ani Mehta

Co-founder and CEO, Fathom Technologies
Seattle, Washington, United States

Experience

Fathom Technologies Inc.

Co-founder and CEO
May 2022 - Present (8 months)
United States

Vista Consulting Group (Vista Equity Partners)

Director
June 2021 - November 2022 (1 year 6 months)
Dallas-Fort Worth Metroplex

Dr. Katz, Inc.

Seed Investor and Senior Advisor, Strategy & Operations
June 2020 - April 2021 (11 months)
Oakland, California, United States

Led the development of the go-to-market and operations strategy, in direct consultation with Founder and CEO, for early-stage telehealth startup

Topgolf

4 years 1 month

Vice President and Head of Corporate Development
March 2020 - June 2020 (4 months)
Dallas, Texas, United States

Reporting to the Chairman and CEO, led Topgolf's global corporate development efforts including M&A and the development of new business lines

Vice President and Head of Global Operations - Toptracer
June 2018 - March 2020 (1 year 10 months)
Greater Seattle Area

Led the ground-up efforts to launch and expand the Toptracer Range business

Built Toptracer into Topgolf's fastest growing business unit from <$1M in 2017 to >$30M in 2020

Vice President, Corporate Development

September 2017 - June 2018 (10 months)
Greater Seattle Area

Director, Corporate Development
June 2016 - September 2017 (1 year 4 months)
Greater Seattle Area

The Boston Consulting Group
Consultant
2013 - 2015 (2 years)
New York, NY

BlackRock
Associate
2006 - 2009 (3 years)
New York, NY

Education

Yale University
MBA, Strategy and Operations · (2011 - 2013)

University of Michigan
Bachelor of Science, Biomedical Engineering · (2002 - 2006)